UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

_____________________

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or

15d-16 of the Securities Exchange Act of 1934

For the month of August 2023

Commission File Number: 001-39928

_____________________

Sendas Distribuidora S.A.

(Exact Name as Specified in its Charter)

Sendas Distributor S.A.

(Translation of registrant’s name into English)

Avenida Ayrton Senna, No. 6,000, Lote 2, Pal 48959, Anexo A

Jacarepaguá

22775-005 Rio de Janeiro, RJ, Brazil

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F:   ☒      Form 40-F:   ☐

SENDAS DISTRIBUIDORA S.A.

CNPJ/ME 06.057.223/0001-71

NIRE 3330027290-9

INFORMATION ON CAPITAL INCREASE DUE TO THE COMPANY’S STOCK OPTION PLAN, APPROVED BY THE BOARD OF DIRECTORS IN THE MEETING HELD ON AUGUST 18th, 2023.

In compliance with article 33 of CVM Resolution No 80/22, as amended, the Company hereby provides the information required in the Exhibit E of such Resolution, regarding the capital increase approved by the Company’s Board of Directors on August 28th, 2023, due to the exercise of stock options granted to certain employees under the Company’s stock option plans, as follows:

1.               Date of the shareholders meeting in which the stock option plan was approved

On December 31,2020 our shareholders approved, in an Extraordinary Shareholders Meeting, the creation of a Stock Option Plan (“Stock Option Plan”) and the creation of a Stock Option Compensation Plan (“Compensation Plan”, jointly with the Stock Option Plan, the “Plans”).

2.	Amount of the capital increase and new capital stock

The approved capital increase is of R$3,915,566.36 (three million, nine hundred fifteen thousand, five hundred and sixty-six reais and thirty-six cents).

After the increase, the Company’s capital stock will be changed from the current R$1,265,010,495.38 (one billion, two hundred and sixty-five million, ten thousand, four hundred and ninety-five reais and thirty-eight cents) to R$1,268,926,061.74 (one billion, two hundred and sixty-eight million, nine hundred twenty-six thousand and sixty-one reais and seventy-four cents).

3.	Number of shares issued of each type and class

The capital increase was approved by means of the issuance of 1,207,046 (one million, two hundred and seven thousand and forty-six) common shares.

In accordance with the Company’s By-laws, such common shares issued have the same characteristics and conditions and enjoy the same rights, benefits and advantages of other existing common shares issued by the Company, including dividends and other capital’s remuneration that may be declared by the Company.

4.	Issuance price of the new shares

(v)	exercise of Series B7: 679,966 (six hundred seventy-nine thousand, nine hundred and sixty-six) common shares, at the issuance price of R$0,01 (one cent) per share;
(vi)	exercise of Series C7: 506,290 (five hundred and six thousand, two hundred and ninety) common shares, at the issuance price of R$7.72 (seven reais and seventy- two cents) per share;

(vii)	exercise of Series B9: 15,801 (fifteen thousand, eight hundred and one) common shares, at the issuance price of R$0.01 (one cent) per share;
(viii)	exercise of Series B10: 4,989 (four thousand, nine hundred and eighty-nine) common shares, at the issuance price of R$0.01 (one cent) per share;

5.	Percentage of potential dilution resulting from the issuance

Percentage of dilution of -0,0893139890561723%.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 18, 2023

Sendas Distribuidora S.A.

By: /s/ Daniela Sabbag Papa

Name: Daniela Sabbag Papa

Title: Chief Financial Officer

By: /s/ Gabrielle Helú

Name: Gabrielle Helú

Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.